UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates. Unless otherwise indicated, references here to “$” are expressed in U.S. dollars.

On-Shore Control

As previously disclosed, the Company has lawfully obtained access to the corporate seals (more commonly known as chops) and business licenses of all of its subsidiaries (the “on-shore subsidiaries”) in the People’s Republic of China (the “PRC”). Further, the Company has completed the registration of the legal representative for each of its on-shore subsidiaries with the relevant Administrations for Market Regulation and has now obtained full control over the on-shore subsidiaries. As of the date hereof, the Company has 58,002,366 shares, $0.01 par value per share, issued and outstanding.

Settlement with Credit Suisse/UBS

As previously disclosed, the Company held funds in a supply chain fund (the “Fund”) managed by Credit Suisse AG Hong Kong Branch (now a part of UBS Group AG) (“UBS”). In March 2021, the Fund was terminated and subsequently put in liquidation. In June 2024, UBS made a settlement offer which the Company accepted.

Settlement with GSL

As previously disclosed, in March 2021 Greater Sail Ltd. (“GSL”), a wholly owned subsidiary of Kaisa Group Holdings Limited (“Kaisa”), initiated arbitration proceedings in Hong Kong against the Company, seeking among other things $146.9 million. As also previously disclosed, the Company was involved in numerous actions and proceedings with GSL and Kaisa across Hong Kong, the British Virgin Islands, and the PRC. In October 2024, the Company, GSL, and Kaisa reached a global settlement, through which they amicably resolved all outstanding disputes.

Settlement with West Ridge

As previously disclosed, in March 2021 the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) found that the 2020 private investment in public equity (the “2020 PIPE”) conducted by the Company was void. Related to this litigation, the Company, under the prior management team and board, entered into a settlement and indemnity agreement with West Ridge Investment Company Limited (“West Ridge”), providing for, among other things, the return of $23.8 million representing the purchase price paid by West Ridge in the 2020 PIPE if the 2020 PIPE was declared invalid. As also disclosed, in April 2022, the BVI Court issued a judgment against the Company and in favor of West Ridge in the amount of $23.8 million (the “West Ridge Judgment”). Since then, the West Ridge Judgment has accrued costs and interest. After the Company appealed the West Ridge Judgment, on July 27, 2023, the Eastern Caribbean Court of Appeal dismissed the Company’s appeal and affirmed the West Ridge Judgment.

In December 2024, the Company and West Ridge reached a final settlement agreement, settling their disputes.

A copy of the press release announcing these updates is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated December 16, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2024

NAM TAI PROPERTY INC.

By:	/s/ Bo Hu
Name:	Bo Hu
Title:	Chief Executive Officer